October 1, 2010

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso, Branch Chief

Re:	Fairchild Semiconductor International, Inc.

Form 10-K for the fiscal year ended December 27, 2009

Filed February 25, 2010

File No. 001-15181

Dear Mr. Mancuso:

On behalf of Fairchild Semiconductor International, Inc. (“we” or “our”), this responds to the comments of the Division of Corporation Finance (“Staff”) dated September 17, 2010 concerning our Definitive Proxy Statement for our 2010 Annual Stockholders’ Meeting . Your only comment was the following:

Item 11. Executive Compensation, page 104

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Our Response:

In light of the requirements of Item 402(s) of Regulation S-K, we reviewed our risk assessment processes and analyzed our compensation policies across the Company relative to our current risk profile (see Page 28 of our Proxy, “The Board’s Oversight of Risk,” for a discussion of our risk assessment process). At the conclusion of this process, we determined that the risks arising out of our compensation policies and practices were not reasonably likely to have a material adverse effect on us. We reached this conclusion for the following reasons:

Entering 2009, we identified our most significant risk as a potential lack of liquidity resulting from the near collapse of the global financial markets. To mitigate this risk, we aligned all our compensation policies and practices to focus our officers and employees on the generation and preservation of cash. As disclosed more extensively in the Compensation Discussion and Analysis section of our Proxy, our “compensation committee approved changes to our compensation programs that severely curtailed the 2009 compensation of all our employees including our named executive officers” (see p.33). In support of this objective, we established aggressive free cash flow goals as the single performance metric for all our compensation programs (see p. 38).

Securities and Exchange Commission

Division of Corporation Finance

October 1, 2010

Page Two

As a result of this risk-based strategy, we concluded that our compensation policies actually played a significant role in mitigating our risk, not increasing it. We therefore reached the conclusion that there were no significant risks arising out of our compensation policies or, alternatively, that any potential risk arising out of our compensation policies was not reasonably likely to have a materially adverse effect on us.

Fairchild Semiconductor International, Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in this filing;

•	it may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

Please contact me directly at (207) 761-6332 if you have any questions.

Sincerely,

/s/ Stephen P. Caso
Stephen P. Caso
Corporate Counsel and Asst. Secretary